FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 2, 2013

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K

Appendix 4

Market risk

Appendix 4 Market risk

Contents
Trading revenues	2
Structured credit portfolio	3
Market risk capital	4

Appendix 4 Market risk (continued)

Trading revenues*
The graph below shows the daily distribution of trading and related revenues for Markets for the half years ended 30 June 2013 and 30 June 2012.

http://www.rns-pdf.londonstockexchange.com/rns/7943K_-2013-8-1.pdf

Note:

(1)	The effect of any month end adjustments, not attributable to a specific daily market move, is spread evenly over the trading days in that specific month.

Key points

•
Markets focused on reducing its balance sheet and lowering risk during H1 2013. This combined with a weaker trading performance and market uncertainty following the Federal Reserve's comments about a tapering of quantitative easing, limiting opportunities for income generation. In contrast, H1 2012 performance was stronger as global markets were boosted by the European Central Bank's Long Term Refinancing Operation.

•
The average daily revenue earned by Markets' trading activities in H1 2013 was £12 million, compared with £22 million in H1 2012. The standard deviation of the daily revenues decreased from £16 million to £11 million. The number of days with negative revenue increased to 13 from nine. The most frequent daily revenue range was between £10 million and £15 million, which occurred 27 times. In H1 2012, the most frequent daily revenue range was between £20 million and £25 million, which occurred 19 times.

*Not within the scope of Deloitte LLP's review report

Appendix 4 Market risk (continued)

Structured credit portfolio
The structured credit portfolio is within Non-Core. These assets are managed on a third party asset and risk-weighted assets basis. The table below shows the open market risk in the structured credit portfolio.

	Drawn notional					Fair value
	CDOs (1)	CLOs (2)	MBS (3)	Other ABS (4)	Total	CDOs (1)	CLOs (2)	MBS (3)	Other ABS (4)	Total
30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

1-2 years	-	-	-	26	26	-	-	-	22	22
3-4 years	-	-	20	48	68	-	-	20	45	65
4-5 years	-	-	39	-	39	-	-	37	-	37
5-10 years	-	399	25	-	424	-	385	20	-	405
>10 years	267	128	228	232	855	112	121	163	141	537

	267	527	312	306	1,412	112	506	240	208	1,066

31 December 2012

1-2 years	-	-	-	80	80	-	-	-	74	74
3-4 years	-	-	27	82	109	-	-	24	76	100
4-5 years	-	-	95	-	95	-	-	86	-	86
5-10 years	-	310	92	-	402	-	295	44	-	339
>10 years	289	279	380	398	1,346	116	256	253	254	879

	289	589	594	560	2,032	116	551	407	404	1,478

Notes:

(1)	Collateralised debt obligations.
(2)	Collateralised loan obligations.
(3)	Mortgage-backed securities.
(4)	Asset-backed securities.

Key point

•
The drawn notional and fair value decreased to £1.4 billion and £1.1 billion respectively reflecting the sale of underlying assets from CDO collateral pools and legacy conduits. The reductions were across all asset classes.

Appendix 4 Market risk (continued)

Market risk capital*
Minimum capital requirements
The following table analyses the principal model-based contributors to the market risk minimum capital requirement, calculated in accordance with Basel 2.5.

	30 June 2013				Period end 31 December 2012
	Average (1)	Maximum (1)	Minimum (1)	Period end
	£m	£m	£m	£m	£m

Value-at-risk (VaR) (1)	825	875	783	810	825
Stressed VaR (SVaR)	1,185	1,266	1,120	1,134	1,226
Incremental risk charge (IRC)	426	458	405	414	467
All price risk (APR)	12	13	10	12	12

Note:

(1)	The average, maximum and minimum are based on the monthly Pillar 1 model based capital requirements.

Key points

•
SVaR increased slightly in January as the Markets Delta business repositioned its exposures to longer-dated maturities. The SVaR then decreased over the remainder of H1 2013, reflecting continued de-risking by a number of Markets businesses.

•
The IRC fell in January 2013 as Markets businesses reduced exposures, then increased in April 2013 as the Markets Delta business repositioned its exposure to peripheral eurozone countries. The IRC then fell as the business reduced its exposures to European and peripheral eurozone countries over the remainder of the period.

*Not within the scope of Deloitte LLP's review report

Appendix 5

Country risk

Appendix 5 Country risk

Contents
Total eurozone	2
Eurozone periphery - total	4
Eurozone periphery - by country	6
Eurozone non-periphery - total	22
Eurozone non-periphery - by country	26

Appendix 5 Country risk (continued)

Total eurozone

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Total	Gross
						Long	Short		Derivatives	Repos				Derivatives	Repos
30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	661	-	-	9,868	38	18,918	9,294	19,492	1,616	-	21,769	49	21,818	4,604	492
Central bank	13,286	-	-	-	-	-	-	-	23	-	13,309	-	13,309	25	5,338
Other banks	4,930	-	-	4,352	(164)	875	685	4,542	21,383	1,316	32,171	4,393	36,564	119,232	33,624
Other FI	3,660	-	-	9,193	(866)	858	363	9,688	7,767	867	21,982	6,740	28,722	14,243	20,763
Corporate	36,983	14,948	8,019	124	-	526	77	573	2,796	23	40,375	28,408	68,783	3,950	665
Personal	19,065	3,612	1,939	-	-	-	-	-	-	-	19,065	785	19,850	-	-

	78,585	18,560	9,958	23,537	(992)	21,177	10,419	34,295	33,585	2,206	148,671	40,375	189,046	142,054	60,882

31 December 2012

Government	678	-	-	11,487	267	17,430	8,469	20,448	1,797	-	22,923	783	23,706	5,307	-
Central bank	21,969	-	-	-	-	-	-	-	35	-	22,004	-	22,004	36	4,648
Other banks	4,257	-	-	5,588	(509)	1,021	611	5,998	25,956	1,161	37,372	4,400	41,772	148,534	28,679
Other FI	4,237	-	-	9,367	(1,081)	1,261	142	10,486	7,595	727	23,045	5,537	28,582	15,055	16,124
Corporate	37,351	14,253	7,451	794	33	311	115	990	3,594	24	41,959	29,061	71,020	4,945	732
Personal	18,512	3,351	1,733	-	-	-	-	-	1	-	18,513	743	19,256	1	-

	87,004	17,604	9,184	27,236	(1,290)	20,023	9,337	37,922	38,978	1,912	165,816	40,524	206,340	173,878	50,183

Appendix 5 Country risk (continued)

Total eurozone (continued)

	30 June 2013				31 December 2012
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	45,910	44,223	1,896	(2,065)	40,154	38,580	1,407	(1,405)
Other banks	6,035	5,692	137	(104)	13,249	13,014	266	(217)
Other FI	5,671	4,674	149	(130)	11,015	9,704	104	(92)
Corporate	14,255	11,732	(221)	233	39,639	35,851	(455)	465

	71,871	66,321	1,961	(2,066)	104,057	97,149	1,322	(1,249)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	6,822	245	29,424	893	5,743	221	-	-	41,989	1,359
Other FI	10,784	170	16,386	442	1,734	(12)	978	2	29,882	602

	17,606	415	45,810	1,335	7,477	209	978	2	71,871	1,961

31 December 2012

Banks	8,828	126	34,862	597	8,056	204	-	-	51,746	927
Other FI	23,912	88	23,356	319	4,111	(17)	932	5	52,311	395

	32,740	214	58,218	916	12,167	187	932	5	104,057	1,322

Appendix 5 Country risk (continued)

Eurozone periphery

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Total	Gross
						Long	Short		Derivatives	Repos				Derivatives	Repos
30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	42	-	-	688	(101)	4,428	2,853	2,263	108	-	2,413	14	2,427	275	-
Central bank	138	-	-	-	-	-	-	-	-	-	138	-	138	-	431
Other banks	251	-	-	3,715	(388)	102	160	3,657	3,682	88	7,678	81	7,759	24,830	8,027
Other FI	782	-	-	2,069	(376)	268	165	2,172	760	137	3,851	1,206	5,057	1,531	4,520
Corporate	24,008	13,179	7,446	78	-	275	3	350	1,332	-	25,690	5,274	30,964	1,630	-
Personal	18,849	3,590	1,920	-	-	-	-	-	-	-	18,849	652	19,501	-	-

	44,070	16,769	9,366	6,550	(865)	5,073	3,181	8,442	5,882	225	58,619	7,227	65,846	28,266	12,978

31 December 2012

Government	51	-	-	644	(132)	3,686	2,698	1,632	134	-	1,817	16	1,833	361	-
Central bank	107	-	-	-	-	-	-	-	-	-	107	-	107	-	-
Other banks	299	-	-	3,551	(660)	165	131	3,585	4,093	476	8,453	75	8,528	29,706	4,186
Other FI	812	-	-	2,065	(541)	466	40	2,491	746	103	4,152	1,414	5,566	1,557	4,136
Corporate	24,362	12,146	6,757	192	2	128	40	280	1,678	-	26,320	5,414	31,734	2,027	326
Personal	18,292	3,347	1,713	-	-	-	-	-	1	-	18,293	611	18,904	1	-

	43,923	15,493	8,470	6,452	(1,331)	4,445	2,909	7,988	6,652	579	59,142	7,530	66,672	33,652	8,648

Appendix 5 Country risk (continued)

Eurozone periphery (continued)

	30 June 2013				31 December 2012
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	28,778	28,485	1,789	(2,058)	24,785	24,600	1,452	(1,459)
Other banks	1,848	1,762	98	(80)	6,023	5,996	230	(202)
Other FI	1,333	1,151	40	(32)	2,592	2,350	76	(67)
Corporate	2,406	1,700	37	(31)	5,824	5,141	52	(47)

	34,365	33,098	1,964	(2,201)	39,224	38,087	1,810	(1,775)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	3,499	208	14,867	921	4,410	166	-	-	22,776	1,295
Other FI	3,323	192	7,568	465	420	12	278	-	11,589	669

	6,822	400	22,435	1,386	4,830	178	278	-	34,365	1,964

31 December 2012

Banks	3,517	153	14,725	780	5,153	214	-	-	23,395	1,147
Other FI	5,647	240	9,021	401	896	22	265	-	15,829	663

	9,164	393	23,746	1,181	6,049	236	265	-	39,224	1,810

Appendix 5 Country risk (continued)

Eurozone periphery by country: Ireland

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Total	Gross
						Long	Short		Derivatives	Repos				Derivatives	Repos
30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	42	-	-	137	(14)	34	26	145	-	-	187	3	190	6	-
Central bank	116	-	-	-	-	-	-	-	-	-	116	-	116	-	-
Other banks	88	-	-	113	(3)	19	(3)	135	625	88	936	-	936	12,318	3,706
Other FI	519	-	-	85	-	133	11	207	586	137	1,449	656	2,105	1,300	4,484
Corporate	18,062	12,070	6,853	-	-	155	-	155	320	-	18,537	1,785	20,322	333	-
Personal	18,452	3,528	1,891	-	-	-	-	-	-	-	18,452	553	19,005	-	-

	37,279	15,598	8,744	335	(17)	341	34	642	1,531	225	39,677	2,997	42,674	13,957	8,190

31 December 2012

Government	42	-	-	127	(23)	79	56	150	2	-	194	2	196	6	-
Central bank	73	-	-	-	-	-	-	-	-	-	73	-	73	-	-
Other banks	98	-	-	191	(6)	18	1	208	695	476	1,477	-	1,477	15,258	3,547
Other FI	532	-	-	46	-	325	2	369	583	103	1,587	601	2,188	1,365	4,121
Corporate	17,921	11,058	6,226	60	-	-	-	60	411	-	18,392	1,840	20,232	436	326
Personal	17,893	3,286	1,686	-	-	-	-	-	1	-	17,894	515	18,409	1	-

	36,559	14,344	7,912	424	(29)	422	59	787	1,692	579	39,617	2,958	42,575	17,066	7,994

Appendix 5 Country risk (continued)

Eurozone periphery by country: Ireland (continued)

	30 June 2013				31 December 2012
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	2,599	2,607	38	(78)	2,486	2,525	72	(71)
Other banks	1	1	-	-	43	32	1	(2)
Other FI	343	279	5	(14)	759	677	21	(33)
Corporate	174	113	(9)	9	236	165	(17)	17

	3,117	3,000	34	(83)	3,524	3,399	77	(89)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	211	-	1,443	23	14	-	-	-	1,668	23
Other FI	465	12	848	(6)	136	5	-	-	1,449	11

	676	12	2,291	17	150	5	-	-	3,117	34

31 December 2012

Banks	214	6	1,461	41	32	(1)	-	-	1,707	46
Other FI	528	16	970	7	319	8	-	-	1,817	31

	742	22	2,431	48	351	7	-	-	3,524	77

Appendix 5 Country risk (continued)

Eurozone periphery by country: Ireland (continued)

Key points*

•
Ulster Bank Group's (UBG) Irish exposure comprises personal lending (largely mortgages) and corporate lending and commitments, as well as some lending to financial institutions (refer to the UBG section on page 52 of Appendix 3 for further details). International Banking also has lending and commitments, and Markets has derivatives and repo exposure to financial institutions and large international clients with funding subsidiaries based in Ireland.

•
Total exposure remained broadly unchanged at £42.7 billion, with some increase in personal lending driven by currency movements offset by small decreases in repos, derivatives and debt securities. Risk elements in lending and provisions increased by £1.3 billion and £0.8 billion, respectively with most of it relating to corporate lending.

•	Government and central bank

Exposure to the central bank fluctuates and is driven by regulatory requirements and deposits of excess liquidity.

•	Financial institutions

Markets, International Banking and UBG together account for the large majority of the Group's exposure to financial institutions. The main categories are derivatives and repos, where exposure is significantly affected by market movements but much of it is collateralised.

Repo exposure to banks declined by £0.4 billion as one large position matured.

•	Corporate

Lending increased slightly to £18.1 billion but was down on a constant currency basis. Commercial real estate lending amounted to £10.7 billion at 30 June 2013 (nearly all in UBG; £7.9 billion of this was in Non-Core), up £0.2 billion due to exchange rate movements. On a constant currency basis, the exposures decreased due to recoveries and write-offs in UBG. Commercial real estate lending included REIL of £8.7 billion, 56% of which were covered by provisions.

•	Personal

Overall lending increased by £0.6 billion, but declined on a constant currency basis as a result of amortisation. Residential mortgage loans amounted to £17.5 billion at 30 June 2013, including REIL of £3.3 billion with loan provisions of £1.7 billion. The housing market continued to suffer from weak domestic demand, although house prices stabilised at approximately 50% below their 2007 peak.

•	Non-Core (included above)

Non-Core lending was £9.6 billion at 30 June 2013, slightly up due to foreign exchange movements and with adverse market conditions still hampering the sale of assets. The lending portfolio largely consisted of exposures to commercial real estate (83%), retail (4%) and leisure (4%).

*Not within the scope of Deloitte LLP's review report

Appendix 5 Country risk (continued)

Eurozone periphery by country: Spain

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Total	Gross
						Long	Short		Derivatives	Repos				Derivatives	Repos
30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	-	-	-	44	(5)	973	432	585	9	-	594	11	605	34	-
Other banks	15	-	-	3,532	(377)	42	94	3,480	1,026	-	4,521	40	4,561	4,244	3,627
Other FI	6	-	-	1,820	(376)	78	68	1,830	17	-	1,853	50	1,903	43	-
Corporate	3,918	652	353	-	-	47	-	47	374	-	4,339	1,624	5,963	388	-
Personal	341	62	29	-	-	-	-	-	-	-	341	57	398	-	-

	4,280	714	382	5,396	(758)	1,140	594	5,942	1,426	-	11,648	1,782	13,430	4,709	3,627

31 December 2012

Government	-	-	-	37	(10)	786	403	420	18	-	438	14	452	56	-
Central bank	6	-	-	-	-	-	-	-	-	-	6	-	6	-	-
Other banks	1	-	-	3,169	(634)	100	76	3,193	1,254	-	4,448	42	4,490	5,116	610
Other FI	59	-	-	1,661	(540)	96	18	1,739	26	-	1,824	139	1,963	50	-
Corporate	4,260	601	246	4	-	36	18	22	456	-	4,738	1,373	6,111	472	-
Personal	340	61	27	-	-	-	-	-	-	-	340	56	396	-	-

	4,666	662	273	4,871	(1,184)	1,018	515	5,374	1,754	-	11,794	1,624	13,418	5,694	610

Appendix 5 Country risk (continued)

Eurozone periphery by country: Spain (continued)

	30 June 2013				31 December 2012
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	6,702	6,709	430	(450)	5,934	5,905	361	(359)
Other banks	291	249	5	(2)	1,583	1,609	34	(30)
Other FI	812	715	31	(14)	1,209	1,061	47	(28)
Corporate	680	426	12	(7)	2,263	2,011	7	(4)

	8,485	8,099	478	(473)	10,989	10,586	449	(421)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	583	32	3,191	210	978	51	-	-	4,752	293
Other FI	1,165	55	2,266	125	210	5	92	-	3,733	185

	1,748	87	5,457	335	1,188	56	92	-	8,485	478

31 December 2012

Banks	646	27	3,648	168	1,409	65	-	-	5,703	260
Other FI	2,335	72	2,539	109	324	8	88	-	5,286	189

	2,981	99	6,187	277	1,733	73	88	-	10,989	449

Appendix 5 Country risk (continued)

Eurozone periphery by country: Spain (continued)

Key points*

•
Exposure to Spain is driven by corporate lending in International Banking, derivative position with large banks in Markets and a sizeable AFS mortgage-backed (largely covered bond) portfolio held within the liquidity portfolio managed by Group Treasury.

•	Group exposure was stable at £13.4 billion, with some reductions in corporate lending and in derivatives exposure to banks alongside an increase in AFS debt securities issued by banks.

•	Government and central bank

The Group has a trading portfolio of Spanish government debt and CDS exposures that can result in fluctuations between long and short positions for HFT debt securities.

•	Financial institutions

The Group's largest exposure was the AFS securities (mainly the covered bond portfolio) with a fair value of £5.4 billion at 30 June 2013 - an increase of £0.5 billion due to improving market sentiment for Spanish bonds and the resulting narrowing of spreads and higher prices. The Group monitors the situation closely with periodic stress analyses.

Derivatives exposure, mostly to Spanish international banks and a few of the large regional banks, and mostly collateralised, decreased by £0.2 billion to £1.0 billion at 30 June 2013, in part as a result of the sale of European CDS positions. Gross repos with large Spanish banks increased by £3.0 billion while net repo exposure remained at nil.

Lending to non-bank financial institutions decreased to de minimis levels, the result of active risk management.

•	Corporate

Lending decreased by £0.3 billion to £3.9 billion during H1 2013, due to reductions across a range of sectors. Commercial real estate lending increased slightly as a result of exchange rate movements, to £1.8 billion at 30 June 2013, practically all in Non-Core. The majority of REIL and loan provisions related to commercial real estate lending.

•	Non-Core (included above)

At 30 June 2013, Non-Core had lending to Spain of £2.7 billion, unchanged since 31 December 2012 due to the euro appreciation and with adverse market conditions preventing the sale of assets. Commercial real estate (65%), construction (14%) and electricity (9%) sectors accounted for the majority of the lending.

*Not within the scope of Deloitte LLP's review report

Appendix 5 Country risk (continued)

Eurozone periphery by country: Italy

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Total	Gross
						Long	Short		Derivatives	Repos				Derivatives	Repos
30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	-	-	-	430	(66)	3,396	2,378	1,448	73	-	1,521	-	1,521	81	-
Central bank	22	-	-	-	-	-	-	-	-	-	22	-	22	-	431
Other banks	148	-	-	-	-	22	67	(45)	1,434	-	1,537	41	1,578	7,495	-
Other FI	256	-	-	163	-	37	71	129	113	-	498	497	995	114	-
Corporate	1,298	56	14	35	-	55	-	90	513	-	1,901	1,590	3,491	780	-
Personal	24	-	-	-	-	-	-	-	-	-	24	13	37	-	-

	1,748	56	14	628	(66)	3,510	2,516	1,622	2,133	-	5,503	2,141	7,644	8,470	431

31 December 2012

Government	9	-	-	408	(81)	2,781	2,224	965	80	-	1,054	-	1,054	131	-
Central bank	21	-	-	-	-	-	-	-	-	-	21	-	21	-	-
Other banks	200	-	-	125	(8)	42	54	113	1,454	-	1,767	33	1,800	8,428	3
Other FI	218	-	-	357	(1)	23	1	379	99	-	696	671	1,367	100	-
Corporate	1,392	34	5	87	2	85	22	150	664	-	2,206	1,900	4,106	938	-
Personal	23	-	-	-	-	-	-	-	-	-	23	12	35	-	-

	1,863	34	5	977	(88)	2,931	2,301	1,607	2,297	-	5,767	2,616	8,383	9,597	3

Appendix 5 Country risk (continued)

Eurozone periphery by country: Italy (continued)

	30 June 2013				31 December 2012
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	15,824	15,622	1,024	(1,199)	13,181	13,034	717	(754)
Other banks	1,299	1,280	84	(74)	3,537	3,488	163	(139)
Other FI	170	152	4	(3)	616	607	8	(5)
Corporate	848	520	11	(8)	2,580	2,295	28	(20)

	18,141	17,574	1,123	(1,284)	19,914	19,424	916	(918)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	2,127	134	8,350	576	3,055	79	-	-	13,532	789
Other FI	1,049	78	3,381	253	62	3	117	-	4,609	334

	3,176	212	11,731	829	3,117	82	117	-	18,141	1,123

31 December 2012

Banks	2,113	81	7,755	432	3,252	105	-	-	13,120	618
Other FI	2,120	96	4,344	194	218	8	112	-	6,794	298

	4,233	177	12,099	626	3,470	113	112	-	19,914	916

Appendix 5 Country risk (continued)

Eurozone periphery by country: Italy (continued)

Key points*

•	Exposure to Italy is driven by active trading and derivatives exposure in Markets and corporate lending in International Banking.

•
The Group continued to reduce and mitigate its risk through strategic exits where appropriate and through increased collateral requirements. Exposure decreased by £0.7 billion, largely in off-balance sheet exposure to corporates and non-bank financial institutions

•	Government and central bank

The Group is a market-maker in Italian government bonds with large and fluctuating gross long and short positions in HFT debt securities and an active CDS portfolio. An increase in the net long HFT position in government bonds of £0.5 billion during H1 2013 reflecting yield related net acquisitions was partly matched by an increase in the net bought CDS protection of £0.2 billion.

•	Financial institutions

The majority of the Group's exposure is to the top five banks. The Group's product offering consists largely of collateralised trading products and, to a lesser extent, short-term uncommitted lending lines for liquidity purposes. Risk is mitigated by fully collateralised facilities.

The AFS bond exposure to financial institutions was reduced by £0.3 billion due to sales during H1 2013.

•	Corporate

Lending exposure declined slightly by £0.1 billion during H1 2013, to £1.3 billion. Off-balance sheet exposure decreased £0.3 billion, primarily in the electricity sector.

•	Non-Core (included above)

Non-Core lending was £0.9 billion at 30 June 2013, slightly down from 31 December 2012. The remaining lending was mainly to the commercial real estate (30%), leisure (20%) and electricity (17%) sectors.

*Not within the scope of Deloitte LLP's review report

Appendix 5 Country risk (continued)

Eurozone periphery by country: Portugal

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Total	Gross
						Long	Short		Derivatives	Repos				Derivatives	Repos
30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	-	-	-	77	(16)	24	17	84	18	-	102	-	102	18	-
Other banks	-	-	-	70	(8)	19	2	87	308	-	395	-	395	393	694
Other FI	-	-	-	1	-	20	15	6	44	-	50	3	53	44	-
Corporate	261	212	149	43	-	15	-	58	67	-	386	214	600	71	-
Personal	6	-	-	-	-	-	-	-	-	-	6	8	14	-	-

	267	212	149	191	(24)	78	34	235	437	-	939	225	1,164	526	694

31 December 2012

Government	-	-	-	72	(18)	28	15	85	17	-	102	-	102	17	-
Other banks	-	-	-	66	(12)	5	-	71	380	-	451	-	451	481	26
Other FI	-	-	-	1	-	21	11	11	38	-	49	3	52	38	-
Corporate	336	253	188	41	-	7	-	48	79	-	463	247	710	82	-
Personal	7	-	-	-	-	-	-	-	-	-	7	8	15	-	-

	343	253	188	180	(30)	61	26	215	514	-	1,072	258	1,330	618	26

Appendix 5 Country risk (continued)

Eurozone periphery by country: Portugal (continued)

	30 June 2013				31 December 2012
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	3,651	3,545	297	(331)	3,182	3,134	302	(275)
Other banks	254	229	8	(3)	856	863	31	(30)
Other FI	8	5	-	(1)	8	5	-	(1)
Corporate	447	381	7	(8)	426	353	3	(7)

	4,360	4,160	312	(343)	4,472	4,355	336	(313)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	542	39	1,842	109	363	36	-	-	2,747	184
Other FI	527	37	1,040	92	12	(1)	34	-	1,613	128

	1,069	76	2,882	201	375	35	34	-	4,360	312

31 December 2012

Banks	480	34	1,805	133	460	45	-	-	2,745	212
Other FI	534	38	1,126	88	35	(2)	32	-	1,727	124

	1,014	72	2,931	221	495	43	32	-	4,472	336

Appendix 5 Country risk (continued)

Eurozone periphery by country: Portugal (continued)

Key points*

•
The Portuguese portfolio, managed from Spain, mainly consists of corporate lending and derivatives trading with the largest local banks. In line with the Group's de-risking strategy, there is no medium-term activity, with the exception of collateralised business.

•
Group exposure declined further during H1 2013 to £1.2 billion, a reduction of £0.2 billion mostly in lending, derivatives and off-balance sheet exposure. Net bought CDS protection increased to £0.2 billion as a result of ongoing management of positions arising from flow trading.

•	Government and central bank

The Group's exposure to the Portuguese government at 30 June 2013 was unchanged at £0.1 billion, comprising a small AFS debt securities position and very small derivatives and net long HFT positions.

•	Financial institutions

The remaining exposure was largely focused on the top four systemically important banks. Exposures generally consisted of collateralised trading products.

•	Corporate

Lending to the telecoms sector and off-balance sheet exposure to the oil and gas sector decreased to almost nil in H1 2013. The largest remaining exposure was to the land, transport & logistics and electricity sectors, focusing on a few large, highly creditworthy clients.

•	Non-Core (included above)

Non-Core lending to Portugal remained unchanged during H1 2013, at £0.3 billion. The remaining portfolio largely comprised lending to the land, transport & logistics (41%) and electricity (37%) sectors.

*Not within the scope of Deloitte LLP's review report

Appendix 5 Country risk (continued)

Eurozone periphery by country: Greece

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Total	Gross
						Long	Short		Derivatives	Repos				Derivatives	Repos
30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	-	-	-	-	-	-	-	-	8	-	8	-	8	136	-
Other banks	-	-	-	-	-	-	-	-	279	-	279	-	279	370	-
Other FI	1	-	-	-	-	-	-	-	-	-	1	-	1	-	-
Corporate	199	31	21	-	-	-	-	-	38	-	237	18	255	38	-
Personal	13	-	-	-	-	-	-	-	-	-	13	10	23	-	-

	213	31	21	-	-	-	-	-	325	-	538	28	566	544	-

31 December 2012

Government	-	-	-	-	-	9	-	9	17	-	26	-	26	151	-
Central bank	7	-	-	-	-	-	-	-	-	-	7	-	7	-	-
Other banks	-	-	-	-	-	-	-	-	299	-	299	-	299	411	-
Other FI	1	-	-	-	-	-	8	(8)	-	-	(7)	-	(7)	-	-
Corporate	179	38	38	-	-	-	-	-	44	-	223	18	241	61	-
Personal	14	-	-	-	-	-	-	-	-	-	14	9	23	-	-

	201	38	38	-	-	9	8	1	360	-	562	27	589	623	-

Appendix 5 Country risk (continued)

Eurozone periphery by country: Greece (continued)

	30 June 2013				31 December 2012
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Other banks	3	3	1	(1)	4	4	1	(1)
Corporate	257	260	16	(17)	319	317	31	(33)

	260	263	17	(18)	323	321	32	(34)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	36	3	39	3	-	-	-	-	75	6
Other FI	117	10	33	1	-	-	35	-	185	11

	153	13	72	4	-	-	35	-	260	17

31 December 2012

Banks	64	5	54	6	-	-	-	-	118	11
Other FI	130	18	42	3	-	-	33	-	205	21

	194	23	96	9	-	-	33	-	323	32

Appendix 5 Country risk (continued)

Eurozone periphery by country: Greece (continued)

Key points*

•
The Group's exposure to Greece is managed in line with the Group's de-risking strategy. The remaining Greek exposure at 30 June 2013 was £0.6 billion. The majority of this was derivative exposure to banks (itself in part collateralised). The rest was mostly corporate lending, including exposure to local subsidiaries of international companies.

•	Government and central bank

The small HFT position was reduced to nil. The only remaining exposure is a small legacy derivatives exposure to the government of Greece.

•	Financial institutions

Activity with Greek financial institutions was largely collateralised derivatives exposure, and remained under close scrutiny.

•	Corporate

Lending exposure was stable at £0.2 billion. The Group's focus was on short-term trade facilities extended to the domestic subsidiaries of international clients, increasingly supported by parental guarantees.

•	Non-Core (included above)

Non-Core lending to Greece was stable at less than £0.1 billion. The remaining lending portfolio primarily consisted of the following sectors: commercial real estate (51%), construction (32%) and other services (12%).

*Not within the scope of Deloitte LLP's review report

Appendix 5 Country risk (continued)

Eurozone periphery by country: Cyprus

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Total	Gross
						Long	Short		Derivatives	Repos				Derivatives	Repos
30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	-	-	-	-	-	1	-	1	-	-	1	-	1	-	-
Other banks	-	-	-	-	-	-	-	-	10	-	10	-	10	10	-
Other FI	-	-	-	-	-	-	-	-	-	-	-	-	-	30	36
Corporate	270	158	56	-	-	3	3	-	20	-	290	43	333	20	-
Personal	13	-	-	-	-	-	-	-	-	-	13	11	24	-	-

	283	158	56	-	-	4	3	1	30	-	314	54	368	60	36

31 December 2012

Government	-	-	-	-	-	3	-	3	-	-	3	-	3	-	-
Other banks	-	-	-	-	-	-	-	-	11	-	11	-	11	12	-
Other FI	2	-	-	-	-	1	-	1	-	-	3	-	3	4	15
Corporate	274	162	54	-	-	-	-	-	24	-	298	36	334	38	-
Personal	15	-	-	-	-	-	-	-	-	-	15	11	26	-	-

	291	162	54	-	-	4	-	4	35	-	330	47	377	54	15

Appendix 5 Country risk (continued)

Eurozone non-periphery

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Total	Gross
						Long	Short		Derivatives	Repos				Derivatives	Repos
30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	619	-	-	9,180	139	14,490	6,441	17,229	1,508	-	19,356	35	19,391	4,329	492
Central bank	13,148	-	-	-	-	-	-	-	23	-	13,171	-	13,171	25	4,907
Other banks	4,679	-	-	637	224	773	525	885	17,701	1,228	24,493	4,312	28,805	94,402	25,597
Other FI	2,878	-	-	7,124	(490)	590	198	7,516	7,007	730	18,131	5,534	23,665	12,712	16,243
Corporate	12,975	1,769	573	46	-	251	74	223	1,464	23	14,685	23,134	37,819	2,320	665
Personal	216	22	19	-	-	-	-	-	-	-	216	133	349	-	-

	34,515	1,791	592	16,987	(127)	16,104	7,238	25,853	27,703	1,981	90,052	33,148	123,200	113,788	47,904

31 December 2012

Government	627	-	-	10,843	399	13,744	5,771	18,816	1,663	-	21,106	767	21,873	4,946	-
Central bank	21,862	-	-	-	-	-	-	-	35	-	21,897	-	21,897	36	4,648
Other banks	3,958	-	-	2,037	151	856	480	2,413	21,863	685	28,919	4,325	33,244	118,828	24,493
Other FI	3,425	-	-	7,302	(540)	795	102	7,995	6,849	624	18,893	4,123	23,016	13,498	11,988
Corporate	12,989	2,107	694	602	31	183	75	710	1,916	24	15,639	23,647	39,286	2,918	406
Personal	220	4	20	-	-	-	-	-	-	-	220	132	352	-	-

	43,081	2,111	714	20,784	41	15,578	6,428	29,934	32,326	1,333	106,674	32,994	139,668	140,226	41,535

Appendix 5 Country risk (continued)

Eurozone non-periphery (continued)

	30 June 2013				31 December 2012
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	17,132	15,738	107	(7)	15,369	13,980	(45)	54
Other banks	4,187	3,930	39	(24)	7,226	7,018	36	(15)
Other FI	4,338	3,523	109	(98)	8,423	7,354	28	(25)
Corporate	11,849	10,032	(258)	264	33,815	30,710	(507)	512

	37,506	33,223	(3)	135	64,833	59,062	(488)	526

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	3,323	37	14,557	(28)	1,333	55	-	-	19,213	64
Other FI	7,461	(22)	8,818	(23)	1,314	(24)	700	2	18,293	(67)

	10,784	15	23,375	(51)	2,647	31	700	2	37,506	(3)

31 December 2012

Banks	5,311	(27)	20,137	(183)	2,903	(10)	-	-	28,351	(200)
Other FI	18,265	(152)	14,335	(82)	3,215	(39)	667	5	36,482	(268)

	23,576	(179)	34,472	(265)	6,118	(49)	667	5	64,833	(488)

Appendix 5 Country risk (continued)

Eurozone non-periphery (continued)

Key points*

•
The Group holds a major diversified portfolio in eurozone non-periphery countries with significant exposures to financial institutions and corporates, notably in Germany, the Netherlands and France, and as part of the Group's liquidity portfolio, significant exposure to the German central bank.

•
Exposure decreased during H1 2013, particularly in liquidity held with the Bundesbank and in derivatives positions with banks in most countries. In line with exposure reductions, net bought CDS protection referencing entities in eurozone non-periphery countries declined by £1.6 billion.

•	Government and central bank

The Group held significant short-term surplus liquidity with central banks because of credit risk and capital considerations, and limited alternative investment opportunities. This exposure also fluctuates as part of the Group's asset and liability management.

Germany: AFS government bond positions decreased by £1.3 billion largely in line with liquidity portfolio management strategies. The net long HFT position in German government bonds in Markets increased by £1.5 billion, driven by market opportunities.

France: the net long HFT position in Markets declined in H1 2013 by £1.4 billion, as part of normal flow trading activity in the rates business.

•	Financial institutions

The sale of a significant part of the European CDS positions by Markets in Q2 resulted in major reductions in gross derivatives and some reductions in net derivatives to CDS counterparties - banks and other financial institutions - in Germany, France, the Netherlands and, to a lesser degree, Belgium and other eurozone countries.

France: lending to banks increased by £0.5 billion in H1 2013, largely as a result of transaction with a large bank.

Luxembourg: repo exposure, mostly to funds, increased by £0.4 billion and lending to financial services companies increased by £0.3 billion in the same period.

*Not within the scope of Deloitte LLP's review report

Appendix 5 Country risk (continued)

Eurozone non-periphery (continued)

Key points* (continued)

•	Corporate

Germany: lending to corporate clients fell by £0.4 billion, as a result of reductions in the oil and gas and media sectors.

Netherlands: lending to corporate clients increased by £0.5 billion, in the construction and electricity sectors. Off-balance sheet exposure decreased in telecommunications sector by £0.3 billion.

Luxembourg: off-balance sheet exposure to corporate clients increased by £0.5 billion due to increase in the land, transport & logistics, automotive and food & consumer sectors.

•	Non-Core lending (included above)

Germany: exposure decreased slightly to £2.7 billion at 30 June 2013. Most of the lending was in the commercial real estate (65%) and leisure (15%) sectors.

Netherlands: Non-Core lending decreased slightly to £1.9 billion. Most of the lending was in the commercial real estate (58%) and securitisations (19%) sectors.

France: exposure was £1.4 billion at 30 June 2013, a decline of £0.2 billion and mainly comprised public sector (35%), commercial real estate (24%) and construction (16%) exposures.

*Not within the scope of Deloitte LLP's review report

Appendix 5 Country risk (continued)

Eurozone non-periphery: Germany

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Total	Gross
						Long	Short		Derivatives	Repos				Derivatives	Repos
30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	-	-	-	6,768	218	7,255	2,244	11,779	537	-	12,316	-	12,316	1,487	-
Central bank	10,643	-	-	-	-	-	-	-	-	-	10,643	-	10,643	-	-
Other banks	633	-	-	109	-	350	370	89	4,665	425	5,812	83	5,895	39,844	6,063
Other FI	167	-	-	379	(18)	77	45	411	3,041	230	3,849	1,933	5,782	3,609	5,406
Corporate	3,395	476	180	-	-	16	-	16	262	23	3,696	5,135	8,831	486	494
Personal	81	1	-	-	-	-	-	-	-	-	81	25	106	-	-

	14,919	477	180	7,256	200	7,698	2,659	12,295	8,505	678	36,397	7,176	43,573	45,426	11,963

31 December 2012

Government	-	-	-	8,103	453	5,070	1,592	11,581	533	-	12,114	735	12,849	1,656	-
Central bank	20,018	-	-	-	-	-	-	-	-	-	20,018	-	20,018	-	-
Other banks	660	-	-	668	10	280	332	616	5,558	183	7,017	139	7,156	50,998	4,935
Other FI	460	-	-	285	(23)	95	30	350	3,046	116	3,972	933	4,905	3,911	3,066
Corporate	3,756	460	152	207	14	11	2	216	339	24	4,335	5,462	9,797	637	406
Personal	83	1	-	-	-	-	-	-	-	-	83	25	108	-	-

	24,977	461	152	9,263	454	5,456	1,956	12,763	9,476	323	47,539	7,294	54,833	57,202	8,407

Appendix 5 Country risk (continued)

Eurozone non-periphery: Germany (continued)

	30 June 2013				31 December 2012
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	4,808	4,658	5	9	4,288	4,191	4	-
Other banks	966	809	9	(9)	2,849	2,696	13	(11)
Other FI	851	640	(3)	3	2,385	2,172	(16)	18
Corporate	2,940	2,496	(120)	110	10,526	9,644	(257)	261

	9,565	8,603	(109)	113	20,048	18,703	(256)	268

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	1,032	(9)	3,759	(32)	340	(4)	-	-	5,131	(45)
Other FI	1,467	(29)	2,470	(25)	497	(10)	-	-	4,434	(64)

	2,499	(38)	6,229	(57)	837	(14)	-	-	9,565	(109)

31 December 2012

Banks	1,968	(22)	6,263	(87)	940	(7)	-	-	9,171	(116)
Other FI	5,047	(70)	5,103	(55)	727	(15)	-	-	10,877	(140)

	7,015	(92)	11,366	(142)	1,667	(22)	-	-	20,048	(256)

Appendix 5 Country risk (continued)

Eurozone non-periphery: Netherlands

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Total	Gross
						Long	Short		Derivatives	Repos				Derivatives	Repos
30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	18	-	-	986	31	1,469	923	1,532	32	-	1,582	29	1,611	1,350	-
Central bank	2,488	-	-	-	-	-	-	-	-	-	2,488	-	2,488	-	4,789
Other banks	789	-	-	222	223	182	94	310	5,273	177	6,549	3,576	10,125	12,396	1,780
Other FI	1,360	-	-	5,921	(467)	191	54	6,058	1,813	3	9,234	1,329	10,563	4,353	260
Corporate	4,229	512	159	19	-	67	8	78	356	-	4,663	6,187	10,850	559	-
Personal	21	-	-	-	-	-	-	-	-	-	21	12	33	-	-

	8,905	512	159	7,148	(213)	1,909	1,079	7,978	7,474	180	24,537	11,133	35,670	18,658	6,829

31 December 2012

Government	7	-	-	1,052	57	1,248	993	1,307	36	-	1,350	29	1,379	1,662	-
Central bank	1,822	-	-	-	-	-	-	-	2	-	1,824	-	1,824	2	4,648
Other banks	496	-	-	575	136	252	86	741	6,667	309	8,213	3,471	11,684	16,558	3,074
Other FI	1,785	-	-	6,107	(508)	242	17	6,332	1,908	45	10,070	1,311	11,381	5,087	2,335
Corporate	3,720	508	156	66	2	29	28	67	476	-	4,263	6,650	10,913	648	-
Personal	26	-	-	-	-	-	-	-	-	-	26	12	38	-	-

	7,856	508	156	7,800	(313)	1,771	1,124	8,447	9,089	354	25,746	11,473	37,219	23,957	10,057

Appendix 5 Country risk (continued)

Eurozone non-periphery: Netherlands (continued)

	30 June 2013				31 December 2012
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	1,497	1,369	41	(20)	1,352	1,227	(12)	11
Other banks	259	244	2	(1)	659	695	(1)	2
Other FI	1,759	1,615	26	(24)	3,080	2,799	20	(23)
Corporate	3,024	2,263	(43)	47	7,943	6,852	(93)	87

	6,539	5,491	26	2	13,034	11,573	(86)	77

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	357	-	2,111	3	180	24	-	-	2,648	27
Other FI	1,991	(10)	957	12	243	(5)	700	2	3,891	(1)

	2,348	(10)	3,068	15	423	19	700	2	6,539	26

31 December 2012

Banks	763	(17)	3,112	(32)	539	(3)	-	-	4,414	(52)
Other FI	4,990	(33)	2,046	7	917	(13)	667	5	8,620	(34)

	5,753	(50)	5,158	(25)	1,456	(16)	667	5	13,034	(86)

Appendix 5 Country risk (continued)

Eurozone non-periphery: France

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Total	Gross
						Long	Short		Derivatives	Repos				Derivatives	Repos
30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	496	-	-	647	(39)	4,037	2,279	2,405	320	-	3,221	6	3,227	432	492
Other banks	3,037	-	-	257	1	121	49	329	4,396	342	8,104	496	8,600	34,820	13,102
Other FI	112	-	-	676	(1)	268	81	863	818	154	1,947	1,479	3,426	1,639	5,947
Corporate	2,260	347	141	-	-	136	57	79	598	-	2,937	7,572	10,509	925	-
Personal	75	-	-	-	-	-	-	-	-	-	75	76	151	-	-

	5,980	347	141	1,580	(39)	4,562	2,466	3,676	6,132	496	16,284	9,629	25,913	37,816	19,541

31 December 2012

Government	494	-	-	537	(41)	5,186	2,064	3,659	257	-	4,410	3	4,413	270	-
Central bank	9	-	-	-	-	-	-	-	-	-	9	-	9	-	-
Other banks	2,498	-	-	730	5	184	27	887	5,608	58	9,051	591	9,642	41,782	11,581
Other FI	124	-	-	757	(4)	252	51	958	833	392	2,307	1,106	3,413	1,721	2,743
Corporate	2,426	116	71	218	16	116	15	319	724	-	3,469	7,685	11,154	1,147	-
Personal	71	-	-	-	-	-	-	-	-	-	71	75	146	-	-

	5,622	116	71	2,242	(24)	5,738	2,157	5,823	7,422	450	19,317	9,460	28,777	44,920	14,324

Appendix 5 Country risk (continued)

Eurozone non-periphery: France (continued)

	30 June 2013				31 December 2012
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	5,319	4,547	112	(77)	4,989	4,095	76	(66)
Other banks	2,849	2,757	27	(13)	3,443	3,337	23	(5)
Other FI	1,076	656	(7)	6	1,789	1,374	(8)	9
Corporate	3,898	3,482	(41)	51	11,435	10,618	(106)	112

	13,142	11,442	91	(33)	21,656	19,424	(15)	50

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	1,211	20	5,199	29	527	21	-	-	6,937	70
Other FI	2,781	17	3,030	4	394	-	-	-	6,205	21

	3,992	37	8,229	33	921	21	-	-	13,142	91

31 December 2012

Banks	1,779	14	7,102	(15)	921	6	-	-	9,802	5
Other FI	5,995	(12)	4,798	(5)	1,061	(3)	-	-	11,854	(20)

	7,774	2	11,900	(20)	1,982	3	-	-	21,656	(15)

Appendix 5 Country risk (continued)

Eurozone non-periphery: Luxembourg

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Total	Gross
						Long	Short		Derivatives	Repos				Derivatives	Repos
30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Central bank	17	-	-	-	-	-	-	-	-	-	17	-	17	-	-
Other banks	95	-	-	-	-	29	(1)	30	374	213	712	3	715	532	3,085
Other FI	973	-	-	40	-	39	15	64	1,035	329	2,401	726	3,127	2,324	3,060
Corporate	1,717	389	73	-	-	25	8	17	103	-	1,837	1,986	3,823	104	-
Personal	3	-	-	-	-	-	-	-	-	-	3	2	5	-	-

	2,805	389	73	40	-	93	22	111	1,512	542	4,970	2,717	7,687	2,960	6,145

31 December 2012

Government	13	-	-	-	-	-	-	-	-	-	13	-	13	-	-
Other banks	99	-	-	8	-	8	6	10	485	77	671	-	671	650	2,215
Other FI	717	-	-	51	(1)	198	4	245	821	68	1,851	719	2,570	2,343	2,951
Corporate	1,817	940	287	-	-	19	23	(4)	156	-	1,969	1,469	3,438	164	-
Personal	4	-	-	-	-	-	-	-	-	-	4	2	6	-	-

	2,650	940	287	59	(1)	225	33	251	1,462	145	4,508	2,190	6,698	3,157	5,166

Appendix 5 Country risk (continued)

Eurozone non-periphery: Luxembourg (continued)

	30 June 2013				31 December 2012
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Other FI	652	612	93	(83)	1,169	1,009	32	(29)
Corporate	764	670	(27)	26	1,388	1,238	(9)	10

	1,416	1,282	66	(57)	2,557	2,247	23	(19)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	39	9	437	31	16	(1)	-	-	492	39
Other FI	656	9	156	24	112	(6)	-	-	924	27

	695	18	593	55	128	(7)	-	-	1,416	66

31 December 2012

Banks	96	4	611	23	63	(1)	-	-	770	26
Other FI	1,111	(12)	361	12	315	(3)	-	-	1,787	(3)

	1,207	(8)	972	35	378	(4)	-	-	2,557	23

Appendix 5 Country risk (continued)

Eurozone non-periphery: Belgium

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Total	Gross
						Long	Short		Derivatives	Repos				Derivatives	Repos
30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	-	-	-	448	(48)	998	515	931	87	-	1,018	-	1,018	326	-
Central bank	-	-	-	-	-	-	-	-	1	-	1	-	1	1	-
Other banks	98	-	-	-	-	-	7	(7)	2,265	57	2,413	6	2,419	3,228	1,169
Other FI	220	-	-	-	-	2	3	(1)	280	-	499	41	540	311	428
Corporate	635	9	8	-	-	5	-	5	124	-	764	1,261	2,025	218	171
Personal	19	21	19	-	-	-	-	-	-	-	19	8	27	-	-

	972	30	27	448	(48)	1,005	525	928	2,757	57	4,714	1,316	6,030	4,084	1,768

31 December 2012

Government	-	-	-	828	(44)	1,269	711	1,386	103	-	1,489	-	1,489	404	-
Other banks	186	-	-	2	-	2	2	2	2,618	50	2,856	7	2,863	4,035	1,256
Other FI	249	-	-	-	-	-	-	-	239	-	488	30	518	252	-
Corporate	414	50	15	14	-	6	-	20	180	-	614	1,263	1,877	270	-
Personal	22	3	20	-	-	-	-	-	-	-	22	8	30	-	-

	871	53	35	844	(44)	1,277	713	1,408	3,140	50	5,469	1,308	6,777	4,961	1,256

Appendix 5 Country risk (continued)

Eurozone non-periphery: Belgium (continued)

	30 June 2013				31 December 2012
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	2,106	1,883	(4)	11	1,890	1,674	(31)	29
Other banks	106	113	1	(1)	212	222	1	(1)
Corporate	100	81	-	-	301	276	(1)	1

	2,312	2,077	(3)	10	2,403	2,172	(31)	29

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	228	5	1,175	(14)	143	11	-	-	1,546	2
Other FI	93	-	666	(5)	7	-	-	-	766	(5)

	321	5	1,841	(19)	150	11	-	-	2,312	(3)

31 December 2012

Banks	244	(2)	1,156	(17)	281	(3)	-	-	1,681	(22)
Other FI	178	-	505	(9)	39	-	-	-	722	(9)

	422	(2)	1,661	(26)	320	(3)	-	-	2,403	(31)

Appendix 5 Country risk (continued)

 Eurozone non-periphery: Other(1)

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Total	Gross
						Long	Short		Derivatives	Repos				Derivatives	Repos
30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	105	-	-	331	(23)	731	480	582	532	-	1,219	-	1,219	734	-
Central bank	-	-	-	-	-	-	-	-	22	-	22	-	22	24	118
Other banks	27	-	-	49	-	91	6	134	728	14	903	148	1,051	3,582	398
Other FI	46	-	-	108	(4)	13	-	121	20	14	201	26	227	476	1,142
Corporate	739	36	12	27	-	2	1	28	21	-	788	993	1,781	28	-
Personal	17	-	-	-	-	-	-	-	-	-	17	10	27	-	-

	934	36	12	515	(27)	837	487	865	1,323	28	3,150	1,177	4,327	4,844	1,658

31 December 2012

Government	126	-	-	323	(26)	971	411	883	734	-	1,743	-	1,743	954	-
Central bank	-	-	-	-	-	-	-	-	33	-	33	-	33	34	-
Other banks	19	-	-	54	-	130	27	157	927	8	1,111	117	1,228	4,805	1,432
Other FI	90	-	-	102	(4)	8	-	110	2	3	205	24	229	184	893
Corporate	856	33	13	97	(1)	2	7	92	41	-	989	1,118	2,107	52	-
Personal	14	-	-	-	-	-	-	-	-	-	14	10	24	-	-

	1,105	33	13	576	(31)	1,111	445	1,242	1,737	11	4,095	1,269	5,364	6,029	2,325

For the note to this table refer to the following page.

Appendix 5 Country risk (continued)

Eurozone non-periphery: Other(1) (continued)

	30 June 2013				31 December 2012
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	3,402	3,281	(47)	70	2,850	2,793	(82)	80
Other banks	7	7	-	-	63	68	-	-
Corporate	1,123	1,040	(27)	30	2,222	2,082	(41)	41

	4,532	4,328	(74)	100	5,135	4,943	(123)	121

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	456	12	1,876	(45)	127	4	-	-	2,459	(29)
Other FI	473	(9)	1,539	(33)	61	(3)	-	-	2,073	(45)

	929	3	3,415	(78)	188	1	-	-	4,532	(74)

31 December 2012

Banks	461	(4)	1,893	(55)	159	(2)	-	-	2,513	(61)
Other FI	944	(25)	1,522	(32)	156	(5)	-	-	2,622	(62)

	1,405	(29)	3,415	(87)	315	(7)	-	-	5,135	(123)

Note:

(1)	Comprises Austria, Estonia, Finland, Malta, Slovakia and Slovenia.

Appendix 6

Income statement reconciliations

Appendix 6 Income statement reconciliations

	Half year ended
	30 June 2013			30 June 2012
	Managed	One-off items reallocation	Statutory	Managed	One-off items reallocation	Statutory
	£m	£m	£m	£m	£m	£m

Interest receivable	8,560	-	8,560	9,635	-	9,635
Interest payable	(3,118)	(5)	(3,123)	(3,805)	(10)	(3,815)

Net interest income	5,442	(5)	5,437	5,830	(10)	5,820

Fees and commissions receivable	2,708	-	2,708	2,935	-	2,935
Fees and commissions payable	(460)	-	(460)	(380)	-	(380)
Income from trading activities	1,890	174	2,064	2,193	(1,326)	867
Gain on redemption of own debt	-	191	191	-	577	577
Other operating income	1,028	304	1,332	1,107	(1,547)	(440)

Non-interest income	5,166	669	5,835	5,855	(2,296)	3,559

Total income	10,608	664	11,272	11,685	(2,306)	9,379

Staff costs	(3,585)	(142)	(3,727)	(4,116)	(429)	(4,545)
Premises and equipment	(1,079)	(25)	(1,104)	(1,062)	(28)	(1,090)
Other administrative expenses	(1,479)	(702)	(2,181)	(1,498)	(396)	(1,894)
Depreciation and amortisation	(637)	(99)	(736)	(757)	(126)	(883)

Operating expenses	(6,780)	(968)	(7,748)	(7,433)	(979)	(8,412)

Operating profit before impairment losses	3,828	(304)	3,524	4,252	(3,285)	967
Impairment losses	(2,150)	-	(2,150)	(2,649)	-	(2,649)

Operating profit/(loss)	1,678	(304)	1,374	1,603	(3,285)	(1,682)

Appendix 6 Income statement reconciliations (continued)

	Half year ended
	30 June 2013			30 June 2012
	Managed	One-off items reallocation	Statutory	Managed	One-off items reallocation	Statutory
	£m	£m	£m	£m	£m	£m

Operating profit/(loss)	1,678	(304)	1,374	1,603	(3,285)	(1,682)
Own credit adjustments (1)	376	(376)	-	(2,974)	2,974	-
Payment Protection Insurance costs	(185)	185	-	(260)	260	-
Interest Rate Hedging Products redress and related costs	(50)	50	-	-	-	-
Regulatory and legal actions	(385)	385	-	-	-	-
Integration and restructuring costs	(271)	271	-	(619)	619	-
Gain on redemption of own debt	191	(191)	-	577	(577)	-
Asset Protection Scheme (2)	-	-	-	(45)	45	-
Amortisation of purchased intangible assets	(79)	79	-	(99)	99	-
Strategic disposals	-	-	-	152	(152)	-
RFS Holdings minority interest	99	(99)	-	(17)	17	-

Profit/(loss) before tax	1,374	-	1,374	(1,682)	-	(1,682)
Tax charge	(678)	-	(678)	(399)	-	(399)

Profit/(loss) from continuing operations	696	-	696	(2,081)	-	(2,081)
Profit from discontinued operations, net of tax	138	-	138	106	-	106

Profit/(loss) for the period	834	-	834	(1,975)	-	(1,975)
Non-controlling interests	(117)	-	(117)	25	-	25
Preference share and other dividends	(182)	-	(182)	(82)	-	(82)

Profit/(loss) attributable to ordinary and B shareholders	535	-	535	(2,032)	-	(2,032)

Notes:

(1)	Reallocation (H1 2013 - £175 million gain; H1 2012 - £1,280 million loss) to income from trading activities and (H1 2013 - £201 million gain; H1 2012 - £1,694 million loss) to other operating income.
(2)	Reallocation to income from trading activities.

Appendix 6 Income statement reconciliations (continued)

	Quarter ended
	30 June 2013			31 March 2013			30 June 2012
	Managed	One-off items reallocation	Statutory	Managed	One-off items reallocation	Statutory	Managed	One-off items reallocation	Statutory
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Interest receivable	4,281	-	4,281	4,279	-	4,279	4,701	-	4,701
Interest payable	(1,511)	(3)	(1,514)	(1,607)	(2)	(1,609)	(1,794)	(2)	(1,796)

Net interest income	2,770	(3)	2,767	2,672	(2)	2,670	2,907	(2)	2,905

Fees and commissions receivable	1,392	-	1,392	1,316	-	1,316	1,450	-	1,450
Fees and commissions payable	(250)	-	(250)	(210)	-	(210)	(201)	-	(201)
Income from trading activities	874	75	949	1,016	99	1,115	929	(274)	655
Gain/(loss) on redemption of own debt	-	242	242	-	(51)	(51)	-	-	-
Other operating income	661	59	720	367	245	612	435	(75)	360

Non-interest income	2,677	376	3,053	2,489	293	2,782	2,613	(349)	2,264

Total income	5,447	373	5,820	5,161	291	5,452	5,520	(351)	5,169

Staff costs	(1,764)	(76)	(1,840)	(1,821)	(66)	(1,887)	(1,945)	(92)	(2,037)
Premises and equipment	(526)	(22)	(548)	(553)	(3)	(556)	(511)	(17)	(528)
Other administrative expenses	(801)	(617)	(1,418)	(678)	(85)	(763)	(804)	(207)	(1,011)
Depreciation and amortisation	(308)	(41)	(349)	(329)	(58)	(387)	(374)	(52)	(426)

Operating expenses	(3,399)	(756)	(4,155)	(3,381)	(212)	(3,593)	(3,634)	(368)	(4,002)

Operating profit before impairment losses	2,048	(383)	1,665	1,780	79	1,859	1,886	(719)	1,167
Impairment losses	(1,117)	-	(1,117)	(1,033)	-	(1,033)	(1,335)	-	(1,335)

Operating profit/(loss)	931	(383)	548	747	79	826	551	(719)	(168)

Appendix 6 Income statement reconciliations (continued)

	Quarter ended
	30 June 2013			31 March 2013			30 June 2012
	Managed	One-off items reallocation	Statutory	Managed	One-off items reallocation	Statutory	Managed	One-off items reallocation	Statutory
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Operating profit/(loss)	931	(383)	548	747	79	826	551	(719)	(168)
Own credit adjustments (1)	127	(127)	-	249	(249)	-	(518)	518	-
Payment Protection Insurance costs	(185)	185	-	-	-	-	(135)	135	-
Interest Rate Hedging Products redress and related costs	-	-	-	(50)	50	-	-	-	-
Regulatory and legal actions	(385)	385	-	-	-	-	-	-	-
Integration and restructuring costs	(149)	149	-	(122)	122	-	(181)	181	-
Gain/(loss) on redemption of own debt	242	(242)	-	(51)	51	-	-	-	-
Asset Protection Scheme (2)	-	-	-	-	-	-	(2)	2	-
Amortisation of purchased intangible assets	(38)	38	-	(41)	41	-	(51)	51	-
Strategic disposals	6	(6)	-	(6)	6	-	160	(160)	-
RFS Holdings minority interest	(1)	1	-	100	(100)	-	8	(8)	-

Profit/(loss) before tax	548	-	548	826	-	826	(168)	-	(168)
Tax charge	(328)	-	(328)	(350)	-	(350)	(261)	-	(261)

Profit/(loss) for continuing operations	220	-	220	476	-	476	(429)	-	(429)
Profit from discontinued operations, net of tax	9	-	9	129	-	129	13	-	13

Profit/(loss) for the period	229	-	229	605	-	605	(416)	-	(416)
Non-controlling interests	14	-	14	(131)	-	(131)	11	-	11
Preference share and other dividends	(101)	-	(101)	(81)	-	(81)	(82)	-	(82)

Profit/(loss) attributable to ordinary and B shareholders	142	-	142	393	-	393	(487)	-	(487)

Notes:

(1)
Reallocation (Q2 2013 - £76 million gain; Q1 2013 - £99 million gain; Q2 2012 - £271 million loss) to income from trading activities and (Q2 2013 - £51 million gain; Q1 2013 - £150 million gain; Q2 2012 - £247 million loss) to other operating income.

(2)	Reallocation to income from trading activities.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2 August 2013

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary